FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached there is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, the Chilean Financial Market Commission and local Stock Exchanges, informing on the resolutions adopted at the Ordinary Shareholders’ Meeting, held on March 22, 2018, with regard to the appointment of a Director. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 23, 2018.

Santiago, March 22 2018.

0016797

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Ref: ESSENTIAL INFORMATION.

Mr. Superintendent:

Pursuant to article 44 of the General Banks’ Law, articles 9 and 10 of Law No. 18,045, and Chapter 18-10 of the Restatement of Regulations of the Superintendency of Banks and Financial Institutions, I inform you as Essential Information that in Ordinary Shareholders’ Meeting, held today, Mr. Álvaro Jaramillo Escallon was appointed as Director of Banco de Chile, position that he will hold until the next Board of Directors renewal.

Sincerely,

Eduardo Ebensperger O.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018.

Banco de Chile

/s/ Eduardo Ebensperger
	By:	Eduardo Ebensperger
CEO